

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, Illinois 60045

      Re: Packaging Corporation of America
              Form 10-K for Fiscal Year Ended December 31, 2009
              File No. 001-15399

Dear Mr. Stecko:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director